FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of                               January          , 2005

Commission File Number                               000-17946

DECOMA INTERNATIONAL INC.

(Translation of registrant’s name into English)

50 Casmir Court, Concord, Ontario, Canada L4K 4J5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:   Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:   Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DECOMA INTERNATIONAL INC. (Registrant)
Date: January 28, 2005	By:	/s/ R. David Benson
R. David Benson, Executive Vice-President,
Secretary and General Counsel

EXHIBITS

Exhibit 99.1	Notice of Special Meeting of Holders of Class A Subordinate Voting Shares of the Registrant

Exhibit 99.2	Management Information Circular/Proxy Statement with respect to a Special Meeting of Holders of Class A Subordinate Voting Shares of the Registrant dated January 28, 2005

Exhibit 99.3	Letter of Transmittal and Cash Election Form for registered Holders of Class A Subordinate Voting Shares of the Registrant

Exhibit 99.4	Notice of Guaranteed Delivery for registered Holders of Class A Subordinate Voting Shares of the Registrant

Exhibit 99.5	Proxy for Holders of Class A Subordinate Voting Shares of the Registrant

Exhibit 99.6	Certificate pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer dated January 28, 2005